ASIARIM CORP.

AKA UN MONDE INTERNATIONAL LTD.

5689 Condor Place

Mississauga ON

L5V 2J4 Canada

Westagate Mall

May 19, 2022

Shih-Kuei Chen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asiarim Corp. (Un Monde International Ltd.)
Amendment No. 5 to Registration Statement on Form 10-12G Filed April 15, 2022 File No. 000-56328

Dear Mr. Chen:

Set forth below is the response for Asiarim Corp (Un Monde International Ltd)., a Nevada corporation (“Aisarim” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated April 29, 2022, with respect to our Amendment No. 5 to Registration Statement on Form 10-12(g) filed on April 15, 2022.

Amendment No. 5 to Registration Statement on Form 10-12G filed April 15, 2022

Introductory Comment, page ii

1. We note the disclosure in your response letter dated April 15, 2022 that "[t]he Company has not, and will not in the future, acquire a company located in Hong Kong, China or Macau." Please revise the registration statement to provide clear disclosure throughout that you will not acquire a company located in or with principal operations in China, including Hong Kong and Macau. Otherwise, we may have further additional comments.

Response:

The registration has been revised to clarify that we will not acquire a company located in or with principal operations in China, including Hong Kong and Macau.

1

Risk Factors, page 4

2.        Please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers' and directors' being outside of the United States. We also note you deleted the disclosure, in your Risk Factors section, that “officers and directors reside outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts.” We do not understand your deletion given that it appears from your disclosure that investors may still have limited legal recourse against your officers and directors located in Canada. Please revise to address in more detail the reciprocal arrangement between Canada and the United States regarding recognition or enforcement of civil judgments. Also expand to address in more detail the additional risks to investors given that the company’s officers and directors reside in Canada outside the United States.

Response:

The following language was inserted:

Enforcement of Civil Liabilities

We are organized under the laws of the state of Nevada. As of the date of this disclosure, the director and officer of is located outside the United States. Therefore, any judgment obtained in the United States against our officer and director, including judgments with respect to the payment of principal, premium (if any) and interest on the notes, may not be collectible in the United States. In addition, it may not be possible for investors to effect service of process within the United States upon our officer and director, or to enforce against, judgments obtained in U.S. courts predicated upon the civil liability provisions of federal or state securities laws. The laws of this jurisdiction with respect to the collectability and enforcement of judgments obtained in U.S. courts are different and may adversely affect the investor’s right of recovery.

Canada and its provinces are not party to any convention or bilateral treaty with the United States providing for the reciprocal recognition and enforcement of judgments. As a result, a judgment obtained in a U.S. federal or state court against our officer and director located in the province of Ontario will not automatically be recognized or enforced by the courts of this province. There is substantial doubt whether an original action predicated solely upon civil liability under United States federal securities legislation could be brought successfully in the province of Ontario, and furthermore, that if a court of this province concluded that it had jurisdiction over such an action, it might exercise its discretion to decline to assume jurisdiction based on consideration of the most appropriate or convenient forum for that action to be heard.

A court of competent jurisdiction in the Province of Ontario (“Ontario Court”) would give a judgment based upon a final and conclusive in personam judgment of a court exercising jurisdiction in a U.S. Court for a sum certain, obtained against a guarantor (or its directors or officers) with respect to a claim arising out of the guarantee provided by such guarantor (a “U.S. Judgment”), without reconsideration of the merits, provided that:

(a)  the U.S. Court had jurisdiction over the guarantor as recognized under the laws of the Province of Ontario and the federal laws of Canada applicable therein for purposes of enforcement of foreign judgments;

(b)  an action to enforce the U.S. Judgment must be commenced in the Ontario Court within any applicable limitation period;

(c)  the Ontario Court has discretion to stay or decline to hear an action on the U.S. Judgment if the U.S. Judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action as the U.S. Judgment;

(d)  the Ontario Court will render judgment only in Canadian dollars; and

2

(e)  an action in the Ontario Court on the U.S. Judgment may be affected by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally; and

subject to the following defenses:

(f)  the U.S. Judgment was obtained by fraud or in a manner contrary to the principles of natural justice;

(g)  the U.S. Judgment is for a claim which under the laws of the Province of Ontario and the federal laws of Canada applicable therein would be characterized as based on a foreign revenue, expropriatory, penal or other public law, which would include awards of damages made under civil liability provisions of United States federal securities legislation, or other laws, to the extent that the same would be classified by Ontario Courts as being of a penal nature (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding);

(h)  the U.S. Judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and

(i)  the U.S. Judgment has been satisfied or is void or voidable under the laws of the applicable state or the federal laws of the United States.

3.        We reissue comment 12 in its entirety. We note your risk factor on page 11 that “There is presently no public market for our securities”. Please revise your risk factor heading to clearly indicate there is a limited market for your common stock.

Response:

The following language was inserted:

There is presently a limited public market for our securities

Security Ownership of Certain Beneficial Owners and Management, page 16

4.        Please revise the beneficial ownership table to include the Chief Financial Officer Mr. Changjun Xue, as required by Item 403(b) of Regulation S-K. Also revise to address the amount and percent of ownership by officers and directors as a group to include the entire group of three officers and directors.

Response:

Mr. Xue, Bingqiang Xie and Bingqiang Xie resigned on April 6, 2022. This is noted in the amendment that was filed on April 15, 2022. In addition, Mr. Xue is not a shareholder and Mr. Zhang is the only remaining officer and director.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Asiarim Corp. Un Monde International Ltd.

	By:	/s/ Dr. Ci Zhang
Dr. Ci Zhang
Chief Executive Officer

cc:	Jimmy Lee

3